Exhibit 99.1

Sinovac Enters Exclusive Promotion Service Agreement with GlaxoSmithKline (China) Investment Co., Ltd.
Wednesday August 1, 8:00 am ET

BEIJING, Aug. 1 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced it has entered into an Exclusive Promotion Service Agreement with GlaxoSmithKline (China) Investment Co., Ltd. (or "GSK China"). GSK China and Sinovac will market and promote Anflu®, a seasonal influenza vaccine developed and manufactured by Sinovac.

GSK China's sales team will focus on the distribution of the adult dosage formulation and Sinovac will sell the pediatric dosage formulation, utilizing its established sales force that has a track record of targeting the pediatric market.

Mr. Weidong Yin, President and CEO of Sinovac, commented, "This collaboration with GSK China will leverage the strengths of the two companies' sales and marketing teams, creating synergy for the distribution of Anflu®. Seizing this partnering opportunity with a well-known, global pharmaceutical company represents a significant step for Sinovac. We will continue to execute this strategy in order to increase shareholder value."

Amy Huang, Area Director for GSK China/HK, added, "To protect people from flu in China -- seasonal or pandemic -- is an important challenge for our industry and the health authorities. This agreement reflects GSK's willingness to work with local partners to take on this challenge. Sinovac is one of the most active Chinese vaccine manufacturers, in both seasonal and pandemic flu franchises, and we anticipate a lot of synergy between GSK and Sinovac. GSK remains committed to do more for the Chinese people, and help the people of China feel better and live longer."

About Influenza

Influenza, commonly known as the flu, is an acute respiratory infection that is very contagious. In a typical flu season, between 5 to 10% of the world's population (300 to 600 million people) is infected. Influenza epidemics typically occur during the winter months and are responsible for as many as 200,000 hospitalizations and 36,000 deaths a year in the United States alone. Influenza viruses may also cause a "pandemic", during which rates of illness and death from influenza-related complications can increase dramatically worldwide. Since the influenza virus tends to mutate constantly, it is very difficult to treat. There is no effective cure. Therefore, vaccination is the only effective defense against outbreaks of influenza.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive(TM) (hepatitis A), Bilive(TM) (combined hepatitis A and B) and Anflu(TM) (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Sinovac Biotech Ltd.
     Helen G. Yang
     Phone: +86-10-82890088 x871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

    Investors/Media:

     The Ruth Group
     Stephanie Carrington/Janine McCargo
     Phone: +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com